UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Pacific Health Care Organization, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

69439P209
(CUSIP Number)

RONALD ALAN ZLATNISKI 4206 CYPRESS GROVE LANE GREENSBORO, NC 27455 919-403-3018
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	69439P209	Page 2 of 5 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Ronald Alan Zlatniski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer.

This statement on Schedule 13D/A relates to the common stock, par value $.001, (“Common Stock”) of Pacific Health Care Organization, Inc. (the “Issuer”) which has its principal executive offices at 1201 Dove Street, Suite 300, Newport Beach, California 92660.

Item 2.	Identity and Background.

(a)           This Schedule 13D/A is filed by Ronald Alan Zlatniski who is referred to herein as the “Reporting Person.”

(b)           The Reporting Person’s business address is 4206 Cypress Grove Lane, Greensboro, NC 27455.

(c)           Mr. Zlatniski is a US citizen employed by Franklin Street Partners.  The address of Franklin Street Partners is 1450 Raleigh Road, Suite 300, Chapel Hill, NC 27517.  Franklin Street Partners has no holdings for it’s own or client accounts, and offers no research in the securities of the within named issuer.  Previously, Mr. Zlatniski was on the board of directors of St. Lawrence Seaway Corporation.  He is not currently in any management role nor on the board of directors in any public or private corporations.

(d)           During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, the Reporting Person has not been a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Within the past 60 days, the reporting person made no transactions in the open market nor any private purchases or sales.

The reporting person is filing this report to disclose sales from 8/25/2014 through 12/10/2014 details available to the Commission upon request.

Item 4.	Purpose of Transaction.

Mr. Zlatniski purchased shares in open market transactions through his Company’s 401(k) plan and his Individual Retirement Account (IRA) for long term investment purposes only.  At that time, Mr. Zlatniski has no plans or proposals to be presented to the issuer’s management, board of directors or shareholders, and does not seek representation on the company’s board.    Shares were sold due to individual risk tolerances and portfolio realignment, due to Mr. Zlatniski’s health considerations and other factors.

Item 5.	Interest in Securities of the Issuer.

(a)           Shares were sold to balance out personal risk and diversification goals.  Mr. Zlatniski maintains his high regard for the issuer and its management, regardless of his need from the proceeds of these sales.

(b)           Not applicable.

(c)           Other than as disclosed herein, during the past 60 days, the Reporting Persons have not engaged in any transactions in any other securities of the Issuer.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 3, 2015

/s/ Ronald Alan Zlatniski
Ronald Alan Zlatniski